Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MPW Associates, LLC
553 Bleemel Lane
Mount Washington, KY 40047
www.magnusrewards.com

Up to $107,000.00 in Membership Units at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MPW Associates, LLC
Address: 553 Bleemel Lane, Mount Washington, KY 40047
State of Incorporation: KY
Date Incorporated: November 01, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Membership Units
Offering Maximum: $107,000.00 | 107,000 shares of Membership Units
Type of Security Offered: Membership Units
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

The Company and its Business

Company Overview

We are a local advertising company specializing in digital video marketing. We created a digital marketing app that connects local businesses with local consumers and gives rewards to consumers who can then use those rewards at participating businesses. In addition to using the rewards at local businesses, participants can donate their rewards to local non-profits.

Competitors and Industry

To date, we have found two other entities in our space, however those entities are operating on a national level whereas our focus is on local markets. Those companies are also in their beta and start-up phases. One is focused on their facial recognition technology and developed a rewards app to showcase that, and the other is using cryptocurrency as their method, something we don't think will take hold for a couple years in this particular industry. The local advertising industry, according to BIA Kelsey, is a $151 billion industry slated to grow to more than $174 billion by the end of 2021.

Current Stage and Roadmap

We have just finished two beta tests of our minimum viable product and are very pleased with the response and the outcome. Currently, we are on-boarding local businesses and ensuring we have a base of advertisers before our official launch, which we anticipate will be September 2018. Currently, we have more than 20 businesses who have provided, written or verbal commitments. Our goal is to have 30 businesses on board by the end of September.

The Team

Managers

Name: James Killen

James Killen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Manager
  Dates of Service: November 01, 2017 - Present
  Responsibilities: Manage and direct the operations of MPW Associates, LLC.

Other business experience in the past three years:

- **Employer:** Disabled American Veterans
  Title: Assistant Communications Director
  Dates of Service: June 13, 2016 - April 01, 2018
  Responsibilities: Social Media, Digital Advertising/Marketing, Forward Facing Web, and Special Comms Projects

Other business experience in the past three years:

- **Employer:** Department of Veterans Affairs
  Title: Digital Media Engagement Specialist
  Dates of Service: November 15, 2015 - June 13, 2016
  Responsibilities: Maintain and promote the social media presence of the Department of Veterans Affairs.

Other business experience in the past three years:

- **Employer:** 123rd Airlift Wing, Kentucky Air National Guard
  Title: Public Affairs Officer
  Dates of Service: August 01, 2013 - Present
  Responsibilities: (civilian translation - Director of Communications)

Name: Stephanie Watson

Stephanie Watson's current primary role is with . Stephanie Watson currently serves 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Maintain the corporate accounts and finances and direct the company's financial obligations and compliance with government agencies.

Other business experience in the past three years:

- **Employer:** Ability One
  Title: Deputy Director of Program Management
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Manage outside contracts with participating agencies and ensure grant compliance and accountability.

Other business experience in the past three years:

- **Employer:** U.S. Army Acquisitions Center of Excellence
  Title: Acquisitions Career Manager
  Dates of Service: February 01, 2013 - September 30, 2017
  Responsibilities: Conduct quantitative and qualitative analysis to identify opportunities and potential strategies for the Army Acquisitions career field, to include employment, budget and regulatory issues.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Magnus Rewards (also referred to as "we", "us", "our", or "Magnus") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Membership Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in Magnus should consider all of the information provided to such potential investor regarding Magnus as well as the following risk factors, in addition to the other information listed in Magnus' Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in Magnus.

Our business projections are only projections
There can be no assurance that Magnus will meet our projections. There can be no

assurance that we will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows Magnus to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by Magnus. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Membership Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to Magnus, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Magnus may be acquired by an existing player in the digital advertising or software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for

local digital advertising. Our revenues are therefore dependent upon the market for local digital advertising.

We may never have an operational product or service
Although unlikely, it is possible there may never be an operational local digital advertising platform or the product may never be used to engage in transactions. It is possible the failure to release the product is the result of a change in business model upon Magnus' making a determination that the business model, or some other factor, will not be in the best interest of Magnus and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
Although unlikely, it is possible there may never be an operational product or the product may never be used to engage in transactions. It is possible the failure to release the product is the result of a change in business model upon Magnus making a determination the business model, or some other factor, will not be in the best interest of Magnus and its stockholders.

Minority Holder; Securities with No Voting Rights
The Membership Units an investor is buying have no voting rights attached to them. This means you will have no rights in dictating on how Magnus will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of Magnus, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of Magnus to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Magnus was formed on 01 November 2017. Accordingly, we have a limited history upon which an evaluation of our performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as Magnus reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Magnus has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our future trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our future trademark(s) or copyright(s) could have adverse consequences for Magnus, including reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our future trademark(s) or copyright(s) because of the cost of enforcement, your investment in Magnus could be significantly and adversely affected.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Magnus or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Magnus could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
James Killen	535,000	Membership units	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Membership Units.

Membership Units

The amount of security authorized is 535,000 with a total of 535,000 outstanding.

Voting Rights

All voting shall be evidenced by the written vote of those Members necessary to take the action. No formal meetings of the Members shall be required to take any action, and the Company shall not be required to have periodic meetings of the Members.

Material Rights

Distribution No interest shall be paid on funds or property contributed as capital to this LLC, or on funds reflected in the proportion of Membership Units of the members. Members shall not be allowed to withdraw any part of their Membership Units or to receive distributions, whether in property or cash, except as otherwise allowed by this agreement or required by law. Regardless of any other provision in this agreement, if there is a distribution in liquidation of this LLC, or when any member's interest is liquidated, all items of income and loss shall be allocated in accordance to the member's Membership Units, and all appropriate credits and deductions shall then be made to these Membership Units before any final distribution is made. A final distribution shall be made to members only to the extent of, and in proportion to, any Membership Units. Restriction on Transfer No Member may sell, assign, mortgage, dispose of, or transfer any portion of their Membership Interest without the written consent of the Managing Member and must do so in accordance with applicable laws governing the acquisition of their Membership interest (i.e. equity crowdfunding). Consent of the Managing Member may be withheld arbitrarily, even if such refusal would appear to be unreasonable. The Managing Member may condition its consent on the transferee's payment of costs to the Company related to the transfer and the transferee's signing such documents and making such representations as are required by the Managing Member. The Managing Member may not transfer any of its management rights in the Company without the Majority of the other Members.

Dissolution and Liquidation The Company shall be dissolved and its affairs shall be wound up upon the happening of the first to occur of the following: a. The affirmative vote of the Managing Member and a Majority Vote of the other Members; or b. The expiration of the state term of the Company. Upon dissolution of the Company for any reason, the Managing Member shall act as the liquidator of the Company, and all of the Company's assets shall be sold in a commercially reasonable manner. After payment of all liabilities of the Company, and a set aside of a reasonable reserve, any remaining cash shall be distributed to the Members in accordance with the provisions of Paragraph 7 of the Operating Agreement, as amended.

What it means to be a minority holder

As a minority holder of Membership Units of Magnus, you will have limited rights in regards to the corporate actions of Magnus, including additional issuance of securities, company repurchases of securities, a sale of Magnus or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of Magnus.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
The company currently has access to $5,000 cash and is promised access to an additional $35,000 through family in the event our Start Engine Campaign does not raise more than 30% of its intended goal.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds from this campaign will be crucial to our abilities to further develop the app and to promote it quickly and efficiently in our first market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
A portion of the funds from this campaign will be critical to the company, but we will not fail if the campaign does not perform to our expectations. We would be solvent for the remainder of the year with just 30% of our Start Engine goal and we have access to an additional family round of funding in the amount of $35,000.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
With just our minimum goal we believe we will be able to reach our objective of generating revenue by October of 2018. The minimum goal will be used for development and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?
If we raise our maximum goal we see no reason why will not be able to exceed all of our expectations. Because we are starting small with a plan to grow, we anticipate our revenue will be enough to propel us forward. With a fully funded goal we will be able to develop faster and market better, which will only accelerate our progress.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We are in talks with a tech accelerator at the moment, however, we would not enter that program until we started generating revenue.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $535,000.00

Valuation Details: At this point a pre-money valuation is extremely difficult and largely unrealistic, so we took an unconventional approach. We took two things into consideration: A similar business who recently raised equity capital on Start Engine and our anticipated first year revenue projections, conservatively $300,000 with a net operating profit of $102,000. With a 5x multiple of projected net operating profits and the previous Start Engine company's projected valuation of over $16 million, we believe a fair pre-money valuation of $535,000 is appropriate for this offering.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  25.0%
  We will execute a $1,700 social media customer acquisition campaign and produce $800 in promotional material for use at participating businesses.

- *Research & Development*
  50.0%
  We will use $5,000 to finish important back-end development work with Northern Kentucky University.

- *Working Capital*
  19.0%
  We will use the remaining $1,900 for association fees, education, and sundry business expenses like gas, tolls, and software and SAS fees.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  25.0%
  We will execute a professional marketing campaign focusing on social media and digital advertising, using local television and radio in a support role by contracting entrenched media organizations like Spectrum Reach.

- *Research & Development*
  25.0%
  Hire a team of developers to build out additional features and functionality that would allow for greater community api and develop partnerships with organizations who have advanced back-end technology that would increase our ROI for advertisers and consumers.

- *Operations*
  10.0%
  We would develop a fund that would supply cash for a robust incentive program to reward daily use of the app and encourage new downloads.

- *Company Employment*
  15.0%
  We would hire dedicated account representatives to ensure our business clients were touched frequently and rewarded for their continued loyalty to Magnus Rewards.

- *Working Capital*
  15.0%
  We would maintain a fund for unforeseen or unexpected business expenses or, in

the event of no such expenses, roll this fund into our regional expansion plans.

- *Admin expenses/sales bonuses*
4.0%
This small amount would be set aside for administrative expenses or bonuses to sales or support staff.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.magnusrewards.com (https://www.magnusrewards.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/magnus-rewards

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MPW Associates, LLC

[See attached]

I, James Killen, the CEO of Magnus Rewards LLC, hereby certify that the financial statements of Magnus Rewards LLC) and notes thereto for the periods ending December 31, 2017 (first Fiscal Year End of Review) and June 30, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the **7/16/2018** (Date of Execution).



_____ (Signature)

_____**CEO**_____ (Title)

_____**July 17, 2018**_____ (Date)

Magnus Rewards LLC

FINANCIAL STATEMENTS
(UNAUDITED)
FROM INCEPTION
AS OF AND FOR THE PERIODS ENDED
June 30, 2018 and December 31, 2017

Magnus Rewards LLC
Index to Financial Statements
(unaudited)


Magnus Rewards LLC
BALANCE SHEETS
FROM INCEPTION
as of June 30, 2018 and December 31, 2017
(unaudited)


	As of June 30, 2018	As of Dec 31, 2017
ASSETS		
Current Assets		
Bank Accounts		
Checking	$0.00	$0.00
Total Bank Accounts	**$0.00**	**$0.00**
Other Assets		
Startup Costs		
Development Expenses	$17,796.03	$2,203.45
Marketing	$155.50	$0.00
Taxes	$175.00	$175.00
Total Other Assets	**$18,126.53**	**$2,378.45**
TOTAL ASSETS	**$18,126.53**	**$2,378.45**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$0.00	$0.00
Accounts Payable	$2,375.75	$175.00
Total Accounts Payable	**$2,375.75**	**$175.00**
Total Liabilities	**$2,375.75**	**$175.00**
Equity		
Partners' Investments	$15,750.78	$2,203.45
Retained Earnings	$0.00	$0.00
Net Income	$0.00	$0.00
Total Equity	**$15,750.78**	**$2,203.45**
TOTAL LIABILITIES AND EQUITY	**$18,126.53**	**$2,378.45**


Magnus Rewards LLC
STATEMENTS OF OPERATIONS
FROM INCEPTION
for the periods ended June 30, 2018 and December 31, 2017
(unaudited)


	Jan - Jun 2018		Nov - Dec 2017	
Income				
Revenue				
Sales		0.00		0.00
Other		0.00		0.00
Total Income	$	**0.00**	$	**0.00**
Cost of Goods Sold				
COGS		0.00		0.00
Total Cost of Goods Sold	$	**0.00**	$	**0.00**
Gross Profit	$	**0.00**	$	**0.00**
Expenses				
Advertising		0.00		0.00
Auto Expenses		0.00		0.00
Bank Service Charges		0.00		0.00
Commissions and Fees		0.00		0.00
Depreciation		0.00		0.00
Dues & Subscriptions		0.00		0.00
Insurance		0.00		0.00
Legal & Professional Fees		0.00		0.00
Licenses and Permits		0.00		0.00
Meals & Entertainment		0.00		0.00
Office Supplies		0.00		0.00
Rent		0.00		0.00
Repairs & Maintenance		0.00		0.00
Travel		0.00		0.00
Utilities		0.00		0.00
Website		0.00		0.00
Total Expenses	$	**0.00**	$	**0.00**
Net Operating Income	$	**0.00**	$	**0.00**
Other Expenses				
Interest Expense				
Total Other Expense	$	**0.00**	$	**0.00**
Net Other Expense	$	**0.00**	$	**0.00**
Net Income	$	**0.00**	$	**0.00**


Magnus Rewards LLC
STATEMENTS OF CASH FLOWS
FROM INCEPTION
for the periods ended June 30, 2018 and December 31, 2017
(unaudited)


	Jan - Jun 2018	Nov - Dec 2017
OPERATING ACTIVITIES		
Net Income	$0.00	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Startup Costs	-$15,748.08	-$2,378.45
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$15,748.08**	**-$2,378.45**
Net cash provided by operating activities	**-$15,748.08**	**-$2,378.45**
FINANCING ACTIVITIES		
Accounts Payable	$2,200.75	$175.00
Net cash provided by Financing activities	**$2,200.75**	**$175.00**
INVESTING ACTIVITIES		
Owners' Investment	$13,547.33	$2,203.45
Net cash provided by investing activities	**$13,547.33**	**$2,203.45**
Net cash increase for period	**$0.00**	**$0.00**

NOTE 1 – NATURE OF OPERATIONS

Magnus Rewards LLC was formed on **01 November 2017** ("Inception") in the State of Kentucky. The financial statements of **Magnus Rewards LLC** (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Washington, Kentucky.

Magnus Rewards LLC is a mobile ad platform connecting local businesses and non-profits with their local customers and supporters through a win-win partnership. Businesses, non-profits, and advertisers purchase
views, consumers get paid to watch, and consumers then spend their "bank" with the businesses
or non-profits on the app.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from ___ the purchase of views from advertisers and businesses and the production of video commercials by small businesses who may not already have one___when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has no debt at this time.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers, nor are there any commitments or obligations pending or otherwise.

NOTE 5 – MEMBERS' EQUITY

LLC Units
There are currently 535,000 membership interests currently outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after 16 July, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Magnus Rewards is pending **StartEngine Approval.**

▶ **PLAY VIDEO**

Magnus Rewards

An App that pays consumers to view ads!

🔵 Small OPO
🏠 Mount Washington, KY
🏷️ Advertising and Marketing
🕐 US Investors Only



0
Investors

$0.00
Raised of $10K - $107K goal

♡

Overview   Team   Terms   Updates   Comments   **Share**

The Future of Local Advertising

Invest in the digital marketing revolution!

We believe local advertising is dying, digital marketing is broken, and Magnus Rewards is the solution.

We believe local advertising is dying. Local businesses are seeing their investments in local newspapers, direct mail circulars, and radio and television ads deliver fewer and fewer returns. Consumers are moving away from print newspapers and coupons in staggering numbers, they are DVR'ing past television commercials **if they're not already using subscription based services like Hulu or Netflix,** and apps like Pandora and Spotify have all but replaced FM and satellite radio.

"These market shifts will favor those who aggressively commit early to new communications approaches, and learn how to succeed." ~Adam Hartung, writing for Forbes.

When was the last time you picked up the newspaper to see what





Magnus Rewards intends to license and utilize existing technologies in future versions of its product in order

When was the last time you picked up the newspaper to see what ads or coupons were available? When was the last time you got excited about a commercial break on television or radio?

In addition, online click through rates on banner ads are at an all-time low in the United States. Barely .35% of banner ads are clicked and there is no way to tell how many of those are by accident. We believe video-based ad platforms like Facebook, Instagram, SnapChat, and YouTube are all scrambling to figure out how to get more ads in front of consumers, **because consumers are ignoring or skipping ads on their respective platforms.** This is supported by a recent study that says **43% of people** who block ads do so because there are **too many ads or too many interruptions.**

When was the last time you clicked on a banner ad or got excited to watch an ad on Facebook? We know, never, because there is no benefit to you, we believe it's solely an inconvenience.

Everyone in the advertising business is scrambling to change the dynamic, but only a select few are focused on the most important issue...**consumers feel used by businesses and advertisers.** They have no piece of the pie and that is where **Magnus Rewards** excels.

"Advertisers and businesses must begin to focus on the consumer if they want to keep selling their products and services. Consumers want to be compensated for their time and their extremely valuable digital presence." ~ James W. Killen, CEO, Magnus Rewards

Now is the time, consumers are ready for a shake up in the local advertising arena, and **Magnus Rewards** is poised to shake it up for them!

According to BIA Advisory Service, **the local advertising market is a $151 billion industry**, of which $40 billion are spent on local television and mobile ads. Not to mention, the largest segment of this $151 billion market, direct mail, is a dying industry and represents an additional $40 billion in this space.

Magnus Rewards is designed to capitalize on increasingly hostile consumer sentiment toward "junk mail" and social media-centric digital advertising. With our early stage positioning, **and our intent to license new facial recognition software in future versions of our product as a means of verifying engagement and viewership**, we can

reduce development cost and increase our speed to future market.

License Facial Recognition Software To Increase ROI for Advertisers

(Facial & Audio Detection)



take the local advertising market by storm.

It's time! The entire dynamic associated with local advertising is changing! Jump on the Magnus Rewards bus as we push to be a leader in the local advertising industry and one of the first disrupters of the digital advertising revolution!

~The Magnus Rewards Team

"We are on the precipice of different advertising channels taking lead positions in the local advertising marketplace."

Mark Fratrik, chief economist for BIA/Kelsey

The Offering

Investment

$1.00/unit | When you invest you are betting the company's future value will exceed $642,000.



These Offerings are eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

We started with nothing except an idea and we have brought that idea to life on a shoestring. Dedication, drive, a thirst for excellence, and a love for what we are doing is fueling our success and we are only going to move forward.



We started as an idea in our founder's head. From the idea stage, James began to test the market's acceptance of the concept and learn as much as possible about the local advertising market Magnus would be launched in. As soon as the concept is explained to a business owner or marketer it is understood and encouraged. James learned that the market is ready to move to a consumer-centric model from the current business-centric model.

Once the concept was vetted, he enlisted a development team who could bring the project to life. While the team was working to produce a minimum viable product, James set out to build the team that would bring Magnus Rewards to

out to build the team that would bring Magnus Rewards to market.

Since March of 2018 Magnus Rewards has taken on a web designer, a MBA with years of experience handling multi-million dollar projects, a securities adviser with more than 20 years in finance, and a business mentor with more than 30 years experience in our proof of concept market, Louisville, Kentucky.

Today we have a fanatic for a CEO, a brilliant CFO, one dedicated developer whom we all refer to as the Wizard of Coding, a genius webmaster, and a board of advisers who have all pledged their unending support for Magnus Rewards.



Magnus Rewards is making smooth and steady progress:

- We began pitching potential clients in the proof of concept city.
- We successfully tested our first beta with 12 clients and 40 testers.
- Per the graph: Our test concluded with 2,635 video views and 3,952 survey questions answered.
- We do not have loans or credit card debt, our friends and family round collected $20,000 with zero equity distribution.
- Our team collaborates daily with no guarantee of payment, because we all believe in the concept and business so strongly.
- We are currently working on our second beta with 20 clients and 240 testers.

Our Products



Tap the video above to begin...

Magnus Rewards will become the new face of local advertising.
Moving to a digital, consumer-centric advertising model is key for the survival of local business because print media, local television and radio ads are steadily losing value and the attention of consumers.

If the advertising industry does not change our society will begin to resemble the popular cult flick "Idiocracy" in that everything we own and every building will be covered in ads. The issue being, consumers eventually unplug from the constant bombardment, so businesses and advertisers double-down to the point everything becomes an ad.





Sprint LTE
4:42 PM
79%
132.148.245.62
Welcome, Barbara!
$7.00
Bank
Videos Remaining Today: (0)
MAKE MONEY
REWARDS
MY PROFILE

Actual Screenshot of the app homepage.

What makes Magnus Rewards unique?

- We focus on local, consumer-relevant ads.
- The money we collect from businesses and advertisers gets reallocated into the local community.
- Magnus Rewards creates an advertising revenue life-cycle that is unmatched in the industry.
- Businesses and advertisers can quickly and easily ask the thoughts of their customers without inconveniencing them or interrupting their preferred content.
- We have a full production crew ready to develop ads for businesses who may not have a video ad prepared.

- We have view packages to fit even the smallest business!

Magnus Rewards is a one stop shop for the Mom & Pop as well as the established advertising agency. We will execute, we will succeed, and we will change the local advertising landscape.



Welcome, Jake!
MAGNUS
$11.20
Bank
Make Money
Rewards





Redemption!

Local businesses get local consumers and their ad dollars go right back to them!



Newspaper Ads are Dying!

When was the last time you looked at the ads in the paper or clipped a coupon? We believe it's a dying industry!



Non-Profits!

Local advertising dollars going to help local non-profits? Unheard of, but a huge community and social responsibility benefit! Plus, the businesses get the write-off!



Surveys!

Businesses can easily pay more than $1.00 per survey or engagement, but with Magnus Rewards, the survey is part of the experience!

Local Advertising Market



We believe the local advertising industry is on the precipice of a massive change. With record growth projected and the decline in traditional, local advertising mediums, the conditions are right for the supersized growth of digital, consumer-centric local advertising.

We are one of just a small group of teams building the new consumer-centric market and we are the only team focused solely on local markets. We are launching our proof-of-concept in the Louisville, Kentucky area with an emphasis on a 25-mile radius around the city. This area includes just shy of 1-million people, 17,000 small businesses (less than 100 employees), and more than $140 million dollars in local advertising.

Upon successful roll-out in Louisville, we plan to duplicate the model in Indianapolis, Cincinnati, Nashville, Lexington, and St. Louis. After a successful regional roll-out we anticipate being nationwide before the close of 2020 when local advertising is expected to reach the $170 billion dollar mark (see graph).

With your investment and this initial round of funding we will complete our proof-of-concept and be well on our way to tremendous growth.

Our Team



James Killen, Founder and CEO

James has 10 years of digital marketing, social media and communications experience and a BS in Law and Public Policy from the University of Louisville. He is a combat veteran with more than 17 years in the United States Marine Corps and Air National Guard. He began his military career as a Private and separated as a Captain, becoming what the military refers to as a Mustang in 2013. James has held senior social media and digital marketing positions in the non-profit veterans group, Disabled American Veterans, the Department of Veterans Affairs, and the Fort Knox Family, Morale, Welfare and Recreation division.



Stephanie Watson, CFO

Stephanie has more than 10 years experience in contracting and project management, working with several hundred million dollar government contracts for the United States Army and federal government. She has a keen eye for detail and manages to keep James on track, a feat in and of itself. Stephanie currently works full-time as a Deputy Program Director for Ability One, an organization that promotes the hiring of America's disabled workforce with companies who have secured government contracts. She looks forward to joining Magnus Rewards full-time in the next 6-8 months.



Jennifer Douyard, Design and Web

Jennifer has decades of experience in business and start ups. She joined the Magnus team as an adviser and quickly became an integral part of the team. Today she works on the web and design aspects, building our marketing and promotional material.



John, Adviser and Long-time Friend

John's last name is being withheld because his work prohibits him from an official role in Magnus. As a friend of James' for more than 15 years it is crucial to note for potential investors his influence and amazing advice. John has a MBA from Seton Hall, more than 20 years in finance, is a brilliant troubleshooter and acts as a sounding board for James. John has no financial stake in Magnus nor does his

advice impact his integrity or the integrity of his important work.



Jesse Hockenbury, Lead Developer

Jesse is the wizard of coding behind Magnus Rewards. He is a mobile developer and project manager for the Center for Applied Informatics at Northern Kentucky University. He holds a Masters degree in online communication and web design from the University of Florida.

Invest in Our Company Today!

We have a very simple and **elegant business model,** the Occam's razor of local advertising. The interesting thing, everyone who hears about it loves it (well, almost everyone, we've been told "I wouldn't download that" one time!) We've put together a great team to get this business started, **we're already looking for new team members who can bring expertise and vision to the company**, and we're bringing on new businesses everyday. We have a downloadable, minimum viable product that **you can test yourself on the** App Store **or** Google Play Store **by searching for Magnus Rewards.** With your investment we'll be able to accelerate our growth, scale wisely, and develop a very successful local advertising platform that we can then tak _____ ties. Invest with us today and be part of t _____ *Advertising.*



Consumers Earn Points to Spend Like Cash at Your Business!

Show Your Ad to Local Consumers

KEEP IT LOCAL

Your Ad Dollars Stay Local!

www.MagnusRewards.com



Our Company Launches!

We launched as a parent company called MPW Associates, LLC. MPW is short for Mames, Pumpkin, and Wabs, the nicknames of the daughters of our founder, James Killen.



November 2017

December 2017

Contracted with CAI

We began the process of discovery with the Northern Kentucky University Center for Applied Informatics to begin building what would later be called Magnus Rewards.

June 2018

Our First Client Confirmed

Mooney Eyecare Centre of Mount Washington, Kentucky agrees to be our original early adopter.

July 2018

Magnus Rewards launches in Beta!

Finally! We launched our first successful beta version and began receiving positive and constructive feedback almost immediately!

August 2018

We're on the App Stores!

Having a product we can demonstrate to potential clients has been huge!

September 2018

Launched on StartEngine

Now YOU can own a part of our company!

January 2019

10,000 Users (Anticipated)

We anticipate 10,000 daily users in the Louisville, KY and surrounding areas. Our estimate for every 10,000 daily users Magnus will generate approx $100,000 per month in operating revenue.

March 2019

Cincinnati

Take Cincinnati by storm! (Anticipated)

In March of 2019, with your help and support we'll be ready to take Cincinnati by storm. Cincinnati is another familiar local market and is the logical choice for our first expansion city.

Meet Our Team



James W. Killen

James W. Kiser

Founder, Manager & CEO

James is the Founder and CEO of MPW Associates, LLC d/b/a Magnus Rewards. Developing the company in November 2017 he has grown it steadily to this point. James has held positions as Assistant Director of Communications for the veterans non-profit, Disabled American Veterans (June 2016 - April 2018), Public Affairs Specialist with the Digital Media Engagement Team at the Department of Veterans Affairs headquarters in Washington, D.C. (November 2015 - June 2016) and has started several other businesses centered around social media, digital marketing, and video technology. James is a service-connected disabled veteran of the Iraq War, starting his military career as a Private with the United States Marine Corps and exiting his military service as a Captain with the United States Air Force after 17 years, two combat deployments and the Hurricane Katrina Relief operations.





Stephanie L. Watson

CFO

Stephanie began with MPW Associates, LLC, d/b/a Magnus Rewards in April 2018 and works 5-10 hours per week helping to move the company in the proper direction financially and legally. She currently works full-time as Deputy Program Management Director for the U.S. AbilityOne Commission, an organization that works to ensure businesses with government contracts are hiring disabled and disadvantaged employees per their contracts. (October 2017 to Present) She previously worked as an Acquisition Career Manager for the U.S. Army Acquisitions Center from October 2013 - October 2017. She has more than a decade of experience working with heavily involved contracts and government regulations, she has a Masters in Business from the University of Maryland, and looks forward

of Maryland, and looks forward
to joining the Magnus Rewards
team full-time.



Offering Summary

Maximum 107,000 Membership Units ($107,000)

*Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,000 Membership Units ($10,000)

Company	MPW Associates, LLC d/b/a Magnus Rewards
Corporate Address	553 Bleemel Lane, Mount Washington, KY 40047
Description of Business	Magnus Rewards is a local advertising app that connects businesses and consumers in a win/win partnership. Magnus Rewards keeps local ad dollars circulating locally.
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$1.00 per unit
Minimum Investment Amount (per investor)	$100.00

The 10% Bonus for StartEngine Shareholders

MPW Associates, LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Membership Units at $1.00 / unit, you will receive 10 bonus units, meaning you'll own 110 Membership Units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it

pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1:

Interviewer: ***"What is Magnus Rewards?"***

James: "I'm glad you asked that. Best first question, that's awesome. I get that question all the time, what is Magnus Rewards. Aside from the future of digital advertising, it is a mobile app that brings consumers and advertisers together into a win/win partnership. It pays consumers to watch local video ads and answer survey questions and it then allows that consumer to then spend the money they earn at local businesses or donate to non-profits."

"The concept is also going to replace the standard model of local advertising by 2020, which is a 151 billion dollar industry."

"The local mobile side of that industry is expected to grow from 19 billion to more than 27 billion in 2018, but that projection does not take into account the few players who recognize where the industry is going either."

Interviewer: ***"Where is the industry going?"***

"Magnus Rewards is one of three players who see the direction digital advertising is going. Magnus is going to grab a big piece of local advertising pie by 2020. Our platform is ahead of the curve in the emerging consumer-centric advertising market and with your investment we'll take our current minimum viable product and turn it into an industry leader."

Interviewer: ***"How will your investment be used?"***

James: "An investment in Magnus Rewards will go extremely far. We've managed to do with less than $30,000 what our competitors have done with millions. We've created a minimum viable product, we're currently beta testing that MVP, and we're growing our presence using social media and word of mouth. We plan on bringing on an additional developer, broaden our marketing and customer acquisition campaigns and license technology that will give us a more significant edge in the digital advertising sector. And of course the legal stuff, we'll be bringing on a competent attorney to continue our work on our terms and conditions and set up our corporate structure for the growth that we anticipate."

Interviewer: ***"Anything you'd like to add?"***

James: "I really, really want to encourage folks who are looking at our StartEngine campaign to invest in Magnus Rewards, because we are the future of local advertising. And with their investment, we're going to take this to the next level."

Video 2:

Narrator: "Businesses and Advertisers purchase views from Magnus Rewards. Consumer then

sell their time to Magnus Rewards. Magnus Rewards pays consumers, and consumers spend their bank at participating businesses or donate to local non-profits."

Video 3:

Narrator:

00:00

Okay as you can see on our Magnus Rewards homepage we have the ability to go to the App Store so we have links there primarily for mobile. We have links to the Google Play Store as well and if you'd like if you'd like to set up an account you're more than welcome to download the app on to any one of your mobile devices.

00:18

You can also test the app online at Magnusrewards.com by clicking the web login link. Now you can see here this is a beta account. We're going to go ahead and log in to that beta account. You can also see here, "Register" and "Forgot Password" links and things of that nature.

00:38

We're in to this account and we can see Barbara has at the moment four hundred and eighty points, which equates to four dollars and eighty cents and she has 18 video views remaining, so Barbara has been active today.

00:53

You can also see how many views Barbara has used before, so she's done a few sample rewards as well and we'll get to that in just a moment. In order to start the process all you have to do is click make money.

01:09

You can see here our first video is going to pop up and this is the Bullitt County Tourism office. They've selected to use a public service announcement. I want to make sure that you all can see that the videos play. [Video Starts]...

01:29

"...up for debate. That's why our distilleries use state-of-the-art technology be sure you're at least 21 years of age. [Music] So how to Kentuckians enjoy their bourbon? [Music] Responsibly! [Music]"

01:53

So now that that video has ended you'll see that survey questions pop up below and they do this in the mobile application as well. And the question that Bullitt County Tourism has asked is, "Have I ever traveled the Bourbon trail? Now of course I have traveled the Bourbon trail so I'm

going to select strongly agree.

02:14

Bullitt County Tourism with their login in the backend, their admin login, will show them all the answers to their questions now this is just one question that they've opted to ask. They can ask up to three survey questions during this process.

02:34

Now we'll have the option to either go to the next video or go back to our dashboard. We're going to go back to the dashboard. So as you can see we're at four hundred and ninety points or four dollars and ninety cents. Barbara has received ten cents for watching that video.

02:50

You can see that her video views now are at seventeen instead of eighteen and her total views are at ninety nine. And here you can see that she has redeemed or tested five rewards.

03:01

And how that process works, you go to the rewards section and there are several rewards and some institutions, or merchants have opted to select specific nonprofit organizations to receive their rewards like the Kentucky Humane Society here. You can see Kosair charities here, and CASA or the court-appointed Special Advocates there.

03:30

But we also have just a quick sample reward to show you and this sample reward of course was just placed in here for this purpose.

03:39

Basically the way that it works is Barbara would come in and select purchase and you can see here that the reward was successfully purchased. And this is Barbara's purchased rewards section.

03:54

Now in order for her to redeem the reward, right now she's selected to purchase that's step one. Step two she would go to the merchant on her smartphone and select use. And once she does that once she selected whichever rewarded that merchant has created, she's going to present her phone to the merchant as well for use in their point-of-sale system.

04:20

The merchant is going to verify that she's used it by clicking this button and now you can see that that reward was successfully redeemed. her points now dropped to 390 or three dollars and 90 cents.

04:31

Once that third step has been completed the app generates a notification for Magnus Rewards and generates a notification to the merchant indicating that a reward was redeemed and how much.

04:48

Then Magnus Rewards, based on the contract with the merchant, would pay out those rewards in a monthly or bi-weekly basis depending on the needs of the merchant. And because we're focused so heavily on small businesses and local advertising, we do have an emergency payout option for merchants who may need their rewards immediately.

05:22

So we'll go back here and you can see Barbara's points have gone back down to 390 because we used a hundred points and that is of course the web version. It looks exactly the same on the mobile version. Because this is a responsive web platform it works on any device, whether it be a mobile device an iPad a tablet or anything of that nature.

05:47

People can use this in any manner that they would like. You can see that video views remaining are at 17. Barbara will receive a push notification on her smartphone at approximately 9:00 o'clock this evening Eastern Standard Time indicating that she still has views remaining and encouraging her to finish watching her videos and accumulate her points for the day.

06:17

There's a profile section but in order to protect Barbara's identity I will not go into that profile section. But the profile section is a demographic section and we can report that demographic data to merchants and to advertisers letting them know what demographic has selected what answer to what survey questions.

06:40

Which I believe is is a very powerful tool and a very strong incentive for our merchants. I really appreciate everyone's attention and I hope you have decided to invest in Magnus Rewards.

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- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]


OPERATING AGREEMENT
OF

MPW Associates, LLC


THIS OPERATING AGREEMENT ("Agreement," as may be amended from time to time as provided below) is adopted as of November 1, 2017 and amended as of September 13, 2018, by and among the Initial Members (as defined below).


THE COMPANY GENERALLY


Section 1.1. <u>Formation.</u> MPW Associates, LLC was formed as a limited liability company (the "Company") under and pursuant to the Limited Liability Company Act ("LLCA") (and other relevant laws of the state of Kentucky by the filing of articles of organization with the Secretary of State of Kentucky on November 1, 2017.

Section 1.2. <u>Name.</u> The name of the Company shall be MPW Associates, LLC. The Company shall conduct business under that name or such other names complying with applicable law as the Managing Member may determine from time to time.

Section 1.3. <u>Duration.</u> The Company commenced on the first proper filing of articles of organization for the Company as provided in LLCA and shall continue until it is dissolved and its business and affairs are wound up as provided in Article 17.

Section 1.4. <u>Purpose.</u> The purpose of the Company is to engage in the local advertising industry, an industry that is vital to America's small business community. Our objective is to put local advertising dollars back to work in the communities from which they came.

Section 1.5. <u>Principal Place of Business.</u> The Company's principal place of business shall be at such place or places as the Managing Member may determine from time to time.

Section 1.6. <u>Registered Office and Registered Agent.</u> The initial address of the registered office of the Company in the State of Kentucky shall be <u>553 Bleemel Lane, Mount Washington, Kentucky 40047</u> and the name of the Company's initial registered agent at that address shall be <u>James W. Killen</u>. The Managing Member may cause the Company to qualify to do business as a limited liability company (or other entity in which Members have limited liability) in any other jurisdiction and to designate any registered office or registered agent in any such jurisdiction.

Section 1.7. <u>Company Property.</u> All real and personal property owned by the Company shall be deemed owned by the Company as an entity and held in its name. No Member shall have any ownership interest in any such property.

Section 1.8. <u>Merger and Conversion.</u> The Company may merge with, or convert into, another entity only in accordance with a plan of merger or conversion approved by the Manager and Members if required under the Act..

Section 1.9. <u>Definitions and Construction.</u>

As used in this Agreement, the following terms have the following meanings:

    a. *"Act"* means the LLCA.

    b. *"Agreement"* means this Operating Agreement for the Company.

    c. *"Available Cash"* means cash funds, both from operations and on liquidation, in excess of a reasonable reserve for expenses and liabilities of the Company (and excluding all fixed, deferred, or contingent compensation payable to the Managing Member for services rendered.

    d. *"Capital Contributions"* means the capital contributions of the Members in the form of as set forth on Exhibit A.

    e. *"Code"* means the United States Internal Revenue Code, as amended.

    f. *"Company"* means this limited liability company, which shall be named Unwashed Entertainment, LLC.

    g. *"Majority Vote"* means the affirmative vote of the Members in question owning in the aggregate more than 50% of the Percentage Interests owned by such Members.

    h. *"Managing Member"* means <u>James W. Killen</u>, who shall remain as the sole Managing Member of the Company for so long as he is a Member of the Company.

    i. *"Members"* means all members of the Company, including the Managing Member and any subsequently admitted members. Attached hereto as Exhibit "A" is a list of current Members, with their respective addresses, Capital Contributions, and Number of Membership Units.

    j. *"Membership Interest"* means all of a Member's rights in the Company, collectively, including the Member's right to distributions, any right to vote or participate in management, and any right to information concerning the business and affairs of the Company.

    k. *"Membership Units"* means the ownership set forth on Exhibit "A" with respect to each Member.

2. <u>CAPITALIZATION:</u> Each Member who has made Capital Contributions to the Company in the form of cash or services shall be issued Membership Units in accordance with their assigned value at the time the contribution is made (i.e. in a crowdfunding offering, if one Membership Unit is offered per $1.00 invested, any member who invests $100.00 shall be issued 100 Membership Units). The Company currently has issued 535,000 Membership Units. The allocation of the Membership Units is listed in Exhibit "A" of this operating agreement.

3. <u>MANAGEMENT:</u> The Managing Member shall have the sole authority to manage, control, vote on, and approve all of the affairs of the Company and to make all tax elections for the Company unless otherwise expressly prohibited by the laws governing the State of Kentucky. The other Members expressly waive their right to vote on or approve any matters that they would otherwise be entitled to vote on or approve pursuant to the Act, except (a) to the extent such vote or approval rights may not be waived by the Act or (b) any amendment of this Operating Agreement.

4. <u>VOTING PROCEDURES:</u> All voting shall be evidenced by the written vote of those Members necessary to take the action. No formal meetings of the Members shall be required to take any action, and the Company shall not be required to have periodic meetings of the Members.

5. <u>ADMISSION OF NEW MEMBERS:</u> The Managing Member may permit the admission of new Members to the Company from time to time, and the Managing Member shall have the exclusive right to make and execute any amendments to this Agreement in connection with the admission of such new Members.

6. <u>COMPENSATION TO MANAGING MEMBER:</u> In consideration for services rendered, the Managing Member shall be entitled to reasonable and customary fixed, deferred, or contingent compensation, whether paid directly to the Managing Member from third parties or from the Company.

7. <u>DISTRIBUTIONS:</u> No interest shall be paid on funds or property contributed as capital to this LLC, or on funds reflected in the proportion of Membership Units of the members. Members shall not be allowed to withdraw any part of their Membership Units or to receive distributions, whether in property or cash, except as otherwise allowed by this agreement or required by law. Regardless of any other provision in this agreement, if there is a distribution in liquidation of this LLC, or when any member's interest is liquidated, all items of income and loss shall be allocated in accordance to the member's Membership Units, and all appropriate credits and deductions shall then be made to these Membership Units before any final distribution is made. A final distribution shall be made to members only to the extent of, and in proportion to, any Membership Units.

8. <u>TAX WITHHOLDING:</u> In the event that the Company is required to pay or withhold any federal or state tax attributable to distributions or allocations to any Member, such withholding shall come solely out of the distributions due to such Member (but shall be treated as an actual distribution to such Member). If the required withholding exceeds such distributions, such Member shall be obligated immediately to contribute to the Company cash in an amount equal to such excess.

9. <u>ANNUAL REPORTING:</u> Annually, the Company shall send to any Member who requests, a copy of the Company's annual federal, state and local tax and information returns, as well as any other information necessary for the Members to prepare their own tax returns.

10. <u>COMPETITION ALLOWED:</u> The Managing Member and its affiliates shall be permitted to engage in other activities for profit whether or not competitive with the business of the Company.

11. <u>WAIVER OF DISSENTER'S RIGHTS:</u> The Members hereby waive dissenter's rights.

12. <u>TRANSFERS:</u> No Member may sell, assign, mortgage, dispose of, or transfer any portion of their Membership Interest without the written consent of the Managing Member and must do so in accordance with applicable laws governing the acquisition of their Membership interest (i.e. equity crowdfunding). Consent of the Managing Member may be withheld arbitrarily, even if such refusal would appear to be unreasonable. The Managing Member may condition its consent on the transferee's payment of costs to the Company related to the transfer and the transferee's signing such documents and making such representations as are required by the Managing Member. The Managing Member may not transfer any of its management rights in the Company without the Majority of the other Members.

13. <u>DISSOLUTION AND LIQUIDATION:</u> The Company shall be dissolved and its affairs shall be wound up upon the happening of the first to occur of the following:
    a. The affirmative vote of the Managing Member and a Majority Vote of the other Members; or
    b. The expiration of the state term of the Company.

    Upon dissolution of the Company for any reason, the Managing Member shall act as the liquidator of the Company, and all of the Company's assets shall be sold in a commercially reasonable manner. After payment of all liabilities of the Company, and a set aside of a reasonable reserve, any remaining cash shall be distributed to the Members in accordance with the provisions of Paragraph 7.

14. <u>JURISDICTION AND VENUE:</u> All of the Members hereby agree that, unless the Managing Member consents to or chooses another forum, the state with jurisdiction over any disputes relating to this Agreement shall be Kentucky, and the sole location for proper venue shall be in Bullitt County, Kentucky.

15. <u>INDEMNIFICATION:</u> The Company shall indemnify and hold harmless the Managing Member and its affiliates from and against any loss, cost, or expense (including attorney's fees) relating to the Company, including the defense of, or a judgment resulting from, any action brought by a Member, unless a court determines that the action or omission in question constituted willful fraud.

16. <u>WARRANTIES:</u> Each Member warrants that he is free to enter into this Agreement; is under no disability, restriction or prohibition which will interfere in any way with his full compliance that might hurt the Company; will not sell or transfer any interest in or asset of the Company unless it is in accordance with the provisions of this Agreement; and will refrain from activities which could prohibit him or the Company from performing and functioning diligently, competently, professionally and to the best of his or their ability.

17. <u>ENTIRE CONTRACT:</u> This Agreement constitutes the sole and entire agreement between the Members relating to the subject matter hereof. Any prior agreements, promises and negotiations not expressly set forth in this Agreement are of no force and effect whatsoever.

18. <u>EXECUTION:</u> This Agreement may be executed in counterparts and transmitted by facsimile copy, each of which shall constitute an original.

IN WITNESS WHEREOF, the Members have executed this Agreement effective as of the 13 day of September, 2018.

MANAGING MEMBER:



James W. Killen

Exhibit A:

NAME & ADDRESS	CONTRIBUTION	# OF MEMBERSHIP UNITS
James W. Killen 553 Bleemel Lane, Mount Washington, KY 40047	$25,250	535,000